Via EDGAR

February 15, 2013

Securities and Exchange Commission

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Apollo Senior Floating Rate Fund Inc.
File No. 811-22481
Filing of Amendment to Joint Fidelity Bond Pursuant to Rule 17g-1

Dear Commissioners:

On behalf of Apollo Senior Floating Rate Fund Inc. (the “Fund”), an investment company registered under the Investment Company Act of 1940 (the “1940 Act”), I am filing the following documents pursuant to Rule 17g-1 under the 1940 Act:

(i)	a copy of endorsements to the joint insured fidelity bond, extending the term of the joint insured fidelity bond to March 31, 2013, attached hereto as Exhibit A; and

(ii)	a copy of the resolutions of a majority of the board of directors who are not “interested persons” of the Fund (as defined in the 1940 Act), approving the extension of the joint insured fidelity bond, attached hereto as Exhibit B.

If you have any questions, please do not hesitate to contact me at 212.822.0456.

Kind regards,

/s/ Joseph D. Glatt
Joseph D. Glatt
Chief Legal Officer and Secretary

EXHIBIT A

ENDORSEMENT# 11

This endorsement, effective 12:01 AM		January 27, 2013	forms a part of
policy number	01-542-68-08
issued to	APOLLO SENIOR FLOATING RATE FUND INC.

by	National Union Fire Insurance Company of Pittsburgh. Pa.

POLICY PERIOD EXPANDED

In consideration of the additional premium of [$3,362], it is hereby understood and agreed that Item 2 of the Declarations is deleted in its entirety and replaced with the following:

2	POLICY PERIOD: From: January 27, 2012 To: March 31, 2013 (12:01 A.M. standard time at the address stated in Item 1(a).)

It is further understood and agreed that the Limit of Liability for the expanded Policy Period shall be part of and not in addition to the Limit of Liability stated in the Declarations of this policy.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

2-14057

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE LAW AND REGULATIONS. HOWEVER, THE FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

END 011

ENDORSEMENT# 12

This endorsement, effective 12:01 AM		January 27, 2013	forms a part of
policy number	01-542-68-08
issued to	APOLLO SENIOR FLOATING RATE FUND INC.

by	National Union Fire Insurance Company of Pittsburgh. Pa.

FORMS INDEX (AMENDED)

In consideration of the premium charged, it is hereby understood and agreed that the “Forms Index” Endorsement is amended to include the following:

FORM NUMBER	EDITION DATE	FORM TITLE
SYSLIB		POLICY PERIOD EXPANDED
SYSLIB	01/05	FORMS INDEX (AMENDED)

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

2-14057

NOTICE: THESE POCILY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE LAW AND REGULATIONS. HOWEVER, THE FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

(1/05)

AUTHORIZED REPRESENTATIVE

END 012

EXHIBIT B

CERTIFICATE OF SECRETARY

The undersigned, Joseph D. Glatt, Secretary of Apollo Senior Floating Rate Fund Inc. (the “Fund”), an investment company registered under the Investment Company Act of 1940 (the “1940 Act”), does hereby certify that the following resolutions were duly adopted by the board of directors of the Fund (the “Board”) on February 13, 2013, including separate approval by the directors who are not “interested persons” of the Fund as defined by the 1940 Act) (the “Independent Directors”):

RESOLVED, that it is the determination of the Board, including a majority of the Independent Directors, that the Fund’s current fidelity bond coverage in the amount of $5,000,000 to be extended for the period through March 31, 2013 (the “Bond”), insuring the Fund and the other party named as insured parties under the Bond (together with the Fund, the “Parties”) for covered acts or omissions of their respective officers and employees, in accordance with the requirements of Rule 17g-1 under the 1940 Act, is reasonable in form and amount after having given due consideration to all relevant factors including, but not limited to, the value of the aggregate assets of the Fund to which any such covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in the Fund’s portfolio, the other Party, and the nature of the business activities of such other Party; and be it

FURTHER RESOLVED, that the Board, including a majority of the Independent Directors, hereby ratifies and approves the payment by the Fund of the portion of the premium for coverage under the Bond, which is determined by relative net assets, having given due consideration to all relevant factors including, but not limited to, the other Party, the nature of the business activities of such other Party, the amount of the Bond, the amount of the premium for the Bond, the allocation of the premium between the Parties, and the extent to which the share of the premium allocated to the Fund is less than the premium the Fund would have had to pay if each had provided and maintained a single insured bond; and be it

FURTHER RESOLVED, that in order to define certain rights and responsibilities of the Fund and the other Party with respect to recoveries under the Bond, the proper officers of the Fund are each hereby authorized and directed, in the name and on behalf of the Fund, to enter into the Joint Insured Fidelity Bond Agreement, substantially in the form presented to this meeting, with such changes as the proper officers of the Fund, in consultation with counsel to the Fund, may determine to be necessary or appropriate; and be it

FURTHER RESOLVED, that the appropriate officers of the Fund be, and they hereby are, authorized and directed to prepare, execute, and file such documents, and to take such other action as may from time to time be necessary or appropriate in furtherance of the foregoing resolutions; and be it

FURTHER RESOLVED, that the Secretary of the Fund or his delegate, be, and each hereby is, authorized and empowered to make any filings and to give any notices on behalf of the Fund required by paragraph (g) of Rule 17g-1 under the 1940 Act.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 15th day of February, 2013.

/s/ Joseph D. Glatt
Joseph D. Glatt
Secretary